ATCO
GROUP

Corporate Office


05005283

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.matheson@atco.com

January 5, 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 18 2005
WASH. DC
213
SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 3 - Change in Officers / Directors / Trustees filed January 5, 2005, for the following persons:
    a. Mr. Erhard M. Kiefer
    b. Ms. Patricia Spruin
    c. Mr. Michael M. Shaw
    d. Mr. Dale R. Cawsey

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

dlw 1/24

Sharlene C. Matheson, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34745

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Atco Ltd.

Civil Title:	Mr.	
First Name:	Erhard	
Middle Name:	M	
Surname:	Kiefer	
Date of Birth (MM/DD/YYYY):	11/23/1959	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	Vice President, Human Resources	01/01/2005

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/05/2005 15:24:10
Last Updated:	01/05/2005 15:24:10

FILE NO. 82-34745

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Atco Ltd.

Civil Title: Ms.
First Name: Patricia
Middle Name:
Surname: Spruin
Date of Birth (MM/DD/YYYY): 03/16/1957
Has a PIF been submitted: No When:

Type of Change	Position Title	Effective Date
Change in Position	Corporate Secretary	01/01/2005

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 01/05/2005 14:08:12
Last Updated: 01/05/2005 14:08:12

FILE NO. 82-34745

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Atco Ltd.

Civil Title:	Mr.	
First Name:	Michael	
Middle Name:	M.	
Surname:	Shaw	
Date of Birth (MM/DD/YYYY):	06/29/1954	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
New	Managing Director, Global Enterprises	01/01/2005

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/05/2005 14:06:12
Last Updated:	01/05/2005 14:06:12

FILE NO. 82-34745

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Atco Ltd.

Civil Title:	Mr.	
First Name:	Dale	
Middle Name:	R.	
Surname:	Cawsey	
Date of Birth (MM/DD/YYYY):	08/18/1955	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Vice President, Human Resources and Corporate Secretary	12/31/2004

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/05/2005 14:04:48
Last Updated:	01/05/2005 14:04:48